NÖK THERAPEUTICS, INC.

1452 N. US HWY 1, Suite 123

Ormond Beach, FL 32174

December 30, 2024

Vanessa Robertson

Lynn Dicker

Chris Edwards

Alan Campbell

United States Securities and Exchange Commission

Office of Life Sciences

Washington, DC

Re:	NÖK Therapeutics, Inc.

Offering Statement on Form 1-A

Filed September 26, 2024

File No. 024-12511

Dear Mses. Robertson and Dicker and Messrs. Edwards and Campbell,

NÖK Therapeutics, Inc. hereby requests qualification of the above referenced Form 1-A (as amended by Form 1-AA) on or before 12 p.m. on January 3, 2025, or as soon as practical thereafter.

In making this request, the Company acknowledges that:

●	Should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

●	The action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility from the adequacy and accuracy of the disclosure in the filing; and

●	The Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Respectfully Submitted,

/s/ Robert Lewis
Robert Lewis, President, Chief Executive Officer and Director